Exhibit (a)(5)(iii)

BlackRock Debt Strategies Fund, Inc.
Announces Expiration and Preliminary Results of Tender Offer
New York, April 17, 2018 – BlackRock Debt Strategies Fund, Inc. (the "Fund") (NYSE: DSU) announced today the expiration and preliminary results of the Fund's tender offer (the "Tender Offer") for up to 10% of its outstanding shares of common stock (the "Shares"), or 5,879,192 Shares. The Tender Offer commenced on March 16, 2018 and expired at 5:00 p.m. Eastern time on April 17, 2018.
Based on preliminary information, 26,225,806 Shares were properly tendered. Because the Tender Offer was oversubscribed, the relative number of Shares that will be purchased from each stockholder will be prorated based on the number of Shares properly tendered. The purchase price of properly tendered and accepted Shares will be 98% of the Fund's net asset value ("NAV") as of the close of regular trading on the New York Stock Exchange on April 18, 2018, the business day immediately following the day the Tender Offer expires. The Fund expects to announce the final results of the Tender Offer on or about April 18, 2018.
Questions regarding the Tender Offer may be directed to Georgeson LLC, the Information Agent for the Tender Offer, toll free at (877) 278-9670.
Important Notice
This press release is for informational purposes only and shall not constitute an offer or a solicitation to buy any common shares. The offer to purchase Fund common shares was made only pursuant to an offer on Schedule TO. Common stockholders may obtain a free copy of the offer to purchase and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Fund.
About the Fund
The Fund is a diversified, closed-end investment company whose primary investment objective is to seek to provide current income by investing primarily in a diversified portfolio of U.S. companies' debt instruments, including corporate loans, which are rated in the lower rating categories of the established rating services (BBB or lower by S&P's or Baa or lower by Moody's) or unrated debt instruments, which are in the judgment of the investment adviser of equivalent quality, and secondary investment objective is to provide capital appreciation.
Common shares of closed-end investment companies often trade at a discount to their NAVs, and the Fund's common shares may also trade at a discount to their NAV, although it is possible that they may trade at or at a premium above NAV. The market price of the Fund's common shares is determined by such factors as relative demand for and supply of such common shares in the market, the Fund's NAV, general market and economic conditions and other factors beyond the control of the Fund. Therefore, the Fund cannot predict whether its common shares will trade at, below or above NAV.
About BlackRock
BlackRock helps investors build better financial futures. As a fiduciary to our clients, we provide the investment and technology solutions they need when planning for their most important goals. As of March 31, 2018, the firm managed approximately $6.317 trillion in assets on behalf of investors worldwide. For additional information on BlackRock, please visit www.blackrock.com | Twitter: @blackrock | Blog: www.blackrockblog.com | LinkedIn: www.linkedin.com/company/blackrock.
Availability of Fund Updates
BlackRock will update performance and certain other data for the Fund on a monthly basis on its website in the "Closed-end Funds" section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Fund. This reference to BlackRock's website is intended to allow investors public access to information regarding the Fund and does not, and is not intended to, incorporate BlackRock's website in this release.

Forward-Looking Statements
This press release, and other statements that BlackRock or a Fund may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Fund's or BlackRock's future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as "trend," "potential," "opportunity," "pipeline," "believe," "comfortable," "expect," "anticipate," "current," "intention," "estimate," "position," "assume," "outlook," "continue," "remain," "maintain," "sustain," "seek," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions.
BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.
With respect to the Fund, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Fund or in the Fund's net asset value; (2) the relative and absolute investment performance of the Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to a Fund or BlackRock, as applicable; (8) terrorist activities, international hostilities and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock's ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions; (12) continued implementation of the Fund's discount management program and board approval of any subsequent repurchases pursuant to the discount management program, and the method of execution thereof; and (13) changes to the expected discount threshold percentage or share repurchase amounts pursuant to the Fund's discount management program.
Annual and Semi-Annual Reports and other regulatory filings of the Fund with the SEC are accessible on the SEC's website at www.sec.gov and on BlackRock's website at www.blackrock.com, and may discuss these or other factors that affect the Fund. The information contained on BlackRock's website is not a part of this press release.